

November 6, 2009

Mr. Colin Marshall
Chief Executive Officer
Cloud Peak Energy Inc.
505 S. Gillette Ave.
Gillette, WY 82716

>   **Re: Cloud Peak Energy Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed November 2, 2009**
>   **File No. 333-161293**

Dear Mr. Marshall:

We have reviewed your response letter and amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1.   We note your responses to prior comment 4. Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit pursuant to Rule 430A, including the estimated price range.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact at Kevin Stertzel (202) 551-3723 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Stuart Gelfond
        (212) 859-4000